

13030765

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8- 68237

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hub International Investment Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 E. Alamar Avenue
(No. and Street)

Santa Barbara	California	93105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Scher (805) 879-9576
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Denise Scher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hub International Investment Services Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Denise R. Scher
Signature

CEO
Title

Notary Public

SEE [illegible] CALIF. JURAT FORM ATTACHED D.A

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2013, by Denise R. Scher ________________________________,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


JOHN P. TATA
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1995144
LOS ANGELES COUNTY
My Comm. Exp. November 21, 2016

(Seal) Signature ________________


HUB
International
Investment Services

Hub International Investment Services Inc.

(A Wholly Owned Subsidiary of Hub International Limited)

Report Pursuant to Rule 17a-5(d)
Statement of Financial Condition
As of and for the Year Ended December 31, 2012

Available for Public Inspection

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Table of Contents

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68237

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hub International Investment Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 E. Alamar Avenue
(No. and Street)

Santa Barbara	California	93105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Scher (805) 879-9576
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise Scher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hub International Investment Services Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

SEE ... JURAT ... ATTACHED

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2013, by Denise R. Scher ______________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


JOHN P. TATA
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1995144
LOS ANGELES COUNTY
My Comm. Exp. November 21, 2016

(Seal) Signature



Independent Auditor's Report

To the Board of Directors and Shareholder
of Hub International Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Hub International Investment Services, Inc. as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hub International Investment Services, Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2013

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL,60606
T: (312)298 2000, F: (312) 298 2001, www.pwc.com/us

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Financial Condition

		As of December 31, 2012
ASSETS		
CURRENT ASSETS:		
Cash	$	931,614
Accounts receivables		144,493
Prepaid expenses		30,419
Total current assets		1,106,526
GOODWILL		1,073,222
OTHER INTANGIBLE ASSETS, net		975,415
PROPERTY AND EQUIPMENT, net		8,399
TOTAL ASSETS	$	3,163,562
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	136,007
Contingent earnout consideration payable		225,984
Intercompany payable		69,783
DEFERRED INCOME TAX LIABILITIES		56,288
CONTINGENT EARNOUT CONSIDERATION PAYABLE		327,241
TOTAL LIABILITIES		815,303
SHAREHOLDER'S EQUITY:		
Common shares, no par value; 1,000 shares authorized; 100 issued and outstanding		-
Additional paid-in capital		2,635,000
Accumulated deficit		(286,741)
TOTAL SHAREHOLDER'S EQUITY		2,348,259
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	3,163,562

The accompanying notes are an integral part of these financial statements.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statements

Note 1: Nature of Operations

Hub International Investment Services Inc., (the "Company") is a financial services organization that offers investment solutions for customers by conducting business as an introducing broker-dealer and investment advisor. The Company refers employee benefit plan customers or producers to a third-party broker-dealer to hold customer accounts and effect transactions in securities on behalf of such customers. The Company was incorporated in the state of Delaware in 2007, and obtained a license to conduct operations on January 8, 2010. The Company is a wholly owned subsidiary of Hub International Limited (the "Parent"), and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The investment advisor is registered with various state department entities.

Under its membership agreement with FINRA and the Securities and Exchange Act of 1934 ("Act") Rule 15c3-3(k)(2)(i) promulgated pursuant to the Act, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. The Company is partnered with a third party broker-dealer that is responsible for opening accounts and effecting transactions for such customers. The Company is exempt from the requirement of Rule 15c3-3 of the Act pertaining to the possession or control of customer assets and reserve requirements.

Note 2: Summary of Significant Accounting Policies

A. Use of estimates
The accompanying financial statements, and these notes, are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

B. Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance of these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are moved from the accounts and any gains or losses arising from such transactions are recognized.

C. Goodwill and Intangible assets, net
Goodwill represents the excess of cost over fair value of identifiable net assets acquired through business acquisitions. In accordance with ASC 350, *Intangibles – Goodwill and Other*, goodwill is not amortized, but instead is reviewed for impairment on at least an annual basis by applying a fair-value-based test.

In evaluating the recoverability of the carrying value of goodwill we must make assumptions regarding the fair value of the Company and determine if an indicator of goodwill impairment exists by comparing the carrying value of the Company with the estimated fair value. If we determine that an indicator of goodwill impairment exists, we must then quantify the actual goodwill impairment charge, if any, by comparing the carrying value of goodwill to its estimated fair value, based on the fair value of the Company's assets and liabilities as of the impairment test date. The 2012 impairment

test was not performed due to the goodwill as of December 31, 2012 having been acquired with our acquisition completed on December 31, 2012.

Intangible assets consist primarily of customer relationships and are amortized over their useful life which is based on the estimated timeframe over which the customer relationship is expected to contribute to the Company's future cash flows.

In evaluating the carrying value of intangible assets, the Company must determine if an indicator of impairment exists by comparing the carrying value of the asset with the estimated fair value. If the carrying value of the intangible asset is greater than its fair value as of the impairment test date, the Company must record an impairment charge equal to the calculated excess.

D. Income taxes

The Company and the Parent are both wholly owned subsidiaries of Hub International Parent Holdings, Inc. ("Holdings"). The Company and the Parent both file federal and state tax returns as members of the Holdings consolidated and unitary group. The Company and the Parent maintain a tax sharing agreement ("Agreement"). Federal and state income taxes are allocated to the Company by Parent on a separate entity basis in accordance with the Agreement. The Company accounts for its income taxes using ASC 740, *Income Taxes*. ASC 740 requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carry forwards.

The Company reduces the carrying amount of deferred income tax assets, including the expected future benefit of operating loss carry forwards by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized. Interest or penalties related to income tax deficiencies are reported as a component of income taxes.

Note 3: Business Acquisitions

On December 31, 2012 the Company acquired substantially all of the assets of Intercare for consideration of cash. The provisional purchase price allocation for our year ended December 31, 2012 acquisition is summarized in the table below:

		Intercare
Consideration paid:		
Cash	$	953,620
Contingent earnout consideration payable		509,818
Total purchase price	$	1,463,438
Allocation of purchase price:		
Intangible assets:		
Goodwill	$	1,073,222
Customer relationships		658,547
Total assets acquired		1,731,769
Noncurrent liabilities		268,331
Total liabilities acquired		268,331
Net fair value of assets acquired	$	1,463,438

As of December 31, 2012, our purchase price allocation is provisional pending the receipt of additional information on acquired balances for transactions that were finalized on or near December 31, 2012. The purchase price allocation presented herein is subject to review within the first year of operations to determine the necessity of adjustments. See Note 7, "Commitments and Contingencies" for a detailed discussion of contingent consideration arrangements and liabilities in connection with the acquired business.

Note 4: Property and Equipment, Net

Property and equipment is stated at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated economic useful life of the related asset. The property and equipment summarized by major classification for the year ended December 31, 2012 are as follows:

	As of December 31, 2012					
Computer equipment:		Cost		Accumulated Depreciation		Net Book Value
Hardware	$	3,602	$	(1,827)	$	1,775
Software		7,499		(875)		6,624
Total property and equipment, net	$	11,101	$	(2,702)	$	8,399

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statements

Note 5: Intangible Assets

Goodwill

Changes in the carrying amount of goodwill during the year ended December 31, 2012 is as follows:

		Total Goodwill
Balance, December 31, 2011	$	-
2012 Activity:		
Goodwill acquired pursuant to business acquisitions		1,073,222
Balance, December 31, 2012	$	1,073,222

Customer Relationships

Book of business purchase. On July 1, 2012, the Company purchased a book of business for consideration of cash. The purchase price, including estimated contingent consideration that may become payable in the future, was allocated to the estimated fair values of the customer relationship intangible assets.

The fair value of customer relationship intangible assets recorded during the year ended December 31, 2012 as a result of the book purchased was $246,557, of which $46,557 represented a contingent earnout consideration and is included on the Statement of Financial Position. See Note 7, "Commitments and Contingencies" for a detailed discussion of contingent consideration arrangements and liabilities in connection with acquired businesses.

Changes in the carrying amount of customer relationships during the year ended December 31, 2012 is as follows:

		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
Customer Relationships, December 31, 2011	$	170,000	$	(51,283)	$	118,717
2012 Activity:						
Business acquisitions		658,547		-		658,547
Intangible asset purchase		246,557		-		246,557
Amortization Expense		-		(48,406)		(48,406)
Customer Relationships, December 31, 2012	$	1,075,104	$	(99,689)	$	975,415

The Company utilizes an accelerated amortization methodology for customer relationship intangible assets. The accelerated amortization methodology aligns the amortization of customer relationship assets with the accelerated pattern of consumption of the expected benefits derived from customer relationships existing as of the date of the purchase.

The estimated useful life of the customer relationship intangible assets recorded in connection with the book purchased is 13.0 years.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statements

Note 6: Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following as of December 31, 2012:

		As of December 31, 2012
Commission payable		57,545
Audit fee accrual		32,000
Bonus accrual		24,975
Other accounts payable and accrued liabilities		21,487
Total accounts payable and accrued liabilities	$	136,007

Note 7: Commitments and Contingencies

In connection with the business acquisitions completed through December 31, 2012, the Company entered into agreements with the sellers to pay consideration that is contingent on achieving certain financial performance measures in future periods. As of December 31, 2012, the Company has $553,225 of contingent consideration accrued on our Statement of Financial Condition. Such contingent consideration payables, if ultimately earned, are payable in cash on various dates through March 2016.

The fair value of contingent consideration was determined based on the Company's best estimate of the present value of the expected future earn-out payment. The fair value estimate of contingent consideration payable is based on observations of historical operating trends for the acquired businesses and current market and economic conditions that the Company believes may impact earnout variables such as revenue and operating profits. When estimating contingent earnout consideration, we historically do not utilize a range of possible estimates but instead determine a reasonable point estimate of expected future payments. The Company's best estimates of contingent earnout consideration liabilities are generally updated on, at minimum, a quarterly basis to reflect current market and operating conditions

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statements

Note 8: Income Taxes

The components of deferred tax assets as of December 31, 2012 are as follows:

		As of December 31, 2012
Deferred tax asset:		
Net operating loss carryforward	$	171,332
Book vs. tax basis difference for fixed assets		533
Total deferred tax assets		171,865
Deferred tax liability:		
Book vs. tax basis difference for intangible assets	$	(216,199)
Prepaid insurance		(11,954)
Total deferred tax liability		(228,153)
Net deferred tax liability	$	(56,288)

The Company has available at December 31, 2012, a Federal and State net operating loss carry-forward of $420,488. The 2010 portion of the net operating loss carry-forward of $213,901 expires in 2030. In 2012 the Company recognized a deferred tax liability of $268,331 in connection with the Intercare acquisition of a definite-lived Customer Relationship intangible asset. In accordance with the relevant accounting guidance, as the Company's deferred tax liabilities, including the deferred tax liability attributable to the acquired Customer Relationships, now exceeds its deferred tax assets, a valuation allowance is no longer required. Accordingly, the prior valuation allowance was reversed. In accordance with the relevant accounting guidance, the Company has determined that no reserve is required for uncertain tax positions.

Note 9: Related Party Transactions

The Parent and the Parent's wholly owned subsidiaries (the "Subsidiaries") administer day-to-day operations and provide services to the Company such as human resource, information technology, record-keeping and clerical. In addition, the Parent and the Subsidiaries provide the Company 's office space. In return, the Company pays the Parent and the Subsidiaries for operating expenses incurred and paid on its behalf in accordance with an established service agreement.

The Parent provides the Company capital funding as needed to satisfy its expenses with both the Subsidiaries and other vendors and to remain net capital compliant. For the year ended December 31, 2012, the Parent provided $1,800,000 in capital funding to the Company.

Note 10: Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 promulgated pursuant to the Act, which requires maintaining a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and aggregate indebtedness changes day to day, but as of December 31, 2012, the net capital was $93,149 of which $39,463 was in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital as of December 31, 2012 was 8.65.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Financial Statements

Note 11: Subsequent Events

In accordance with ASC 855, *Subsequent Events,* the Company evaluated subsequent events through February 27, 2013, the date through which our financial statements were available to be issued, and has concluded that the following acquisition requires disclosure.

On January 2, 2013, the Company acquired substantially all of the assets of Maritime for consideration of cash. The provisional purchase price allocation for the acquisition is summarized in the table below:

		Maritime
Consideration paid:		
Cash	$	100,000
Post closing consideration payable		320,000
Contingent earnout consideration payable		44,365
Total purchase price	$	464,365
Allocation of purchase price:		
Intangible assets:		
Goodwill	$	255,401
Customer Relationships		208,964
Total assets acquired	$	464,365

Our purchase price allocation is provisional pending the receipt of additional information on acquired balances for transactions that were finalized on or near January 2, 2013. The purchase price allocation presented herein is subject to review within the first year of operations to determine the necessity of adjustments.



Report of Independent Accountants

To the Board of Directors and Shareholder of
Hub International Investment Services Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Hub International Investment Services Inc. (the "Company") for the year ending December 31, 2012, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:
   a. Obtained a Hub International Limited check copy dated July 18, 2012 and a Hub International Limited check copy dated February 25, 2013 from the Company in the amounts of $306 and $598, respectively, for corresponding payments listed on page 1, items 2B and 2G, noting no differences.

2. Compared the Total revenue amount reported on page 3 of the Statement of Operations of the audited Form X-17A-5 for the year ended December 31, 2012 to the Total revenue amount of $1,097,317 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared the deduction, item 2c of $735,595 Group Annuity Revenue, to the general ledger account #4000401 provided by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d, and the General Assessment @ .0025 on page 2, line 2e of $361,722 and $904, respectively, of the Form SIPC-7, noting no differences.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL,60606
T: (312)298 2000, F: (312) 298 2001, www.pwc.com/us



We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2013